N-SAR Period Ending 12/31/09

Sub-Item 77H:

Changes in control of Registrant

Ceasing control of T. Rowe Price International Stock Portfolio

As of June 30, 2009, AllAmerica Financial Life Insurance and Annuity Company (“Shareholder”) owned 6,368,081.930 shares of the T. Rowe Price International Stock Portfolio (“Fund”), which represented 27.06% of the outstanding shares of the Fund. As of December 31, 2009, Shareholder owned less than 25% of the outstanding shares of the Fund. Accordingly, the Shareholder may be presumed to have ceased to be a controlling person of the Fund.